CUSIP No. 705324 10 1 Page 1 of 6 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 5)1

                          Pediatrix Medical Group, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   705324 10 1
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                                 (CUSIP Number)

Welsh, Carson, Anderson                   Othon A. Prounis, Esq.
  & Stowe                                 Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500                 Maynard & Kristol
New York, New York  10022                 45 Rockefeller Plaza
Attention: Jonathan M. Rather             New York, New York  10111
Tel. (212) 893-9500                       Tel. (212) 841-5700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 31, 2002
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
--------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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CUSIP No. 705324 10 1                         Page 2 of 6 Pages

1)   Name of Reporting Person            Welsh, Carson,
     and I.R.S. Identification           Anderson & Stowe VII, L.P.
     No. of Above Person, if
     an Entity (Voluntary)
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2)   Check the Appropriate Box                (a) [X]
     if a Member of a Group                   (b) [ ]
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3)   SEC Use Only

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4)   Source of Funds                          Not Applicable

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5)   Check if Disclosure of
     Legal Proceedings Is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
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6)   Citizenship or Place
     of Organization                                  Delaware
--------------------------------------------------------------------------------
Number of                      7)  Sole Voting        -0-
Shares Beneficially                  Power
Owned by Each
Reporting Person
                               ------------------------------------------------
                               8)  Shared Voting
                                     Power            -0-
                               ------------------------------------------------
                               9)  Sole Disposi-      -0-
                                     tive Power
                               ------------------------------------------------
                               10) Shared Dis-
                                    positive Power    -0-
                               ------------------------------------------------
11)  Aggregate Amount Beneficially                    -0-
     Owned by Each Reporting Person
--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                  -0-
     Amount in Row (11)
--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                          PN
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CUSIP No. 705324 10 1                                          Page 3 of 6 Pages


1)   Name of Reporting Person              WCAS Healthcare
     and I.R.S. Identification               Partners, L.P.
     No. of Above Person, if
     an Entity (Voluntary)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                (a) [X]
     if a Member of a Group                   (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds                          Not Applicable
--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                            Delaware
--------------------------------------------------------------------------------
Number of                      7)   Sole Voting       -0-
Shares Beneficially                  Power
Owned by Each
Reporting Person
                               -------------------------------------------------
                               8)   Shared Voting
                                     Power            -0-
                               -------------------------------------------------
                               9)   Sole Disposi-     -0-
                                     tive Power
                               -------------------------------------------------
                               10)  Shared Dis-
                                     positive Power   -0-
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially                    -0-
     Owned by Each Reporting Person
--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                   -0-
     Amount in Row (11)
--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                           PN

CUSIP No. 705324 10 1                                         Page 4 of 6 Pages



                Amendment No. 5 to Schedule 13D (Final Amendment)
                -------------------------------------------------

          Reference is hereby made to the statement on Schedule 13D filed with the Commission on May 22, 2001, as amended by Amendment No. 1 thereto filed on May 29, 2001, Amendment No. 2 thereto filed on August 28, 2001, Amendment No. 3 thereto filed on November 21, 2001 and Amendment No. 4 thereto filed on May 16, 2002 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          Item 5 is hereby amended and restated to read in its entirety as follows:

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          The following information is based on a total of 25,513,661 shares of Common Stock outstanding as of April 2, 2002, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Commission on April 15, 2002:

          (a)

          WCAS VII and VII Partners
          -------------------------

          WCAS VII, and VII Partners, as the general partner of WCAS VII, own no shares of Common Stock.

          WCAS HP and HP Partners
          -----------------------

          WCAS HP, and HP Partners, as the general partner of WCAS HP, own no shares of Common Stock.

          General Partners of VII Partners and HP Partners
          -------------------------------------------------

          (i) Patrick J. Welsh owns 60,520 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (ii) Russell L. Carson owns 84,412 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding.

          (iii) Bruce K. Anderson owns 84,124 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding.

          (iv) Thomas E. McInerney owns 59,049 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (v) Robert A. Minicucci owns 27,295 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

          (vi) Anthony J. deNicola owns 11,358 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

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CUSIP No. 705324 10 1                                         Page 5 of 6 Pages

          (vii) Paul B. Queally owns 14,638 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (viii) Lawrence B. Sorrel owns 6,463 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ix) Jonathan M. Rather owns 1,616 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The general partners of VII Partners and HP Partners may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the Common Stock owned by WCAS VII and WCAS HP, respectively. Each of the general partners of VII Partners and HP Partners disclaims beneficial ownership of shares of Common Stock other than those he owns directly or by virtue of his or her indirect pro rata interest, as a general partner of VII Partners and/or HP Partners, as the case may be, in the securities owned by WCAS VII and/or WCAS HP.

          (c) On May 16, 2002 WCAS VII distributed 1,129,755 shares of Common Stock, representing all of its remaining holdings in the Issuer, to its partners, including 159,805 shares to VII Partners. VII Partners immediately distributed such shares to its partners. Also on May 16, 2002 WCAS HP distributed 57,673 shares of Common Stock, representing all of its remaining holdings in the Issuer, to its partners, including 576 shares to HP Partners. HP Partners immediately distributed such shares to its partners.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS VII or WCAS HP.

          (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on May 16, 2002.

CUSIP No. 705324 10 1                                         Page 6 of 6 Pages



                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                               By:  WCAS VII Partners, L.P.,
                                       General Partner


                               By: /s/ Jonathan M. Rather
                                  -----------------------------
                                       General Partner


                               WCAS HEALTHCARE PARTNERS, L.P.
                               By:  WCAS HP Partners, General Partner


                               By: /s/ Jonathan M. Rather
                                  -----------------------------
                                       Attorney-in-Fact

Dated: June 4, 2002